ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT (the “Agreement”) dated as of November 20, 2019, with an effective date of December 1, 2019, (the “Effective Date”), between Maslow Media Group, Inc., a Virginia corporation (the “Purchaser”), and Vivos Holdings Inc., a Delaware Corporation whose address 22 Baltimore Road, Rockville Maryland is (the “Seller”). The Purchaser and Seller are each a “Party” to this Agreement and may be referred to as such from time to time.

RECITALS

WHEREAS, the Seller desires to sell and the Purchaser desires to purchase certain assets, properties, and rights of the Seller related to full service software quality management and testing solutions, including quality assurance and quality control resources, from automated testing solutions to professional and experienced quality control personnel available as consultants or temporary staff, all as further described at http://www.iqs-corp.com/ (such assets, properties and rights collectively referred to hereafter as “IQS” or the “Transferred Assets”);

WHEREAS, the Purchaser desires to purchase and the Seller desires to sell such Transferred Assets from the Seller under the terms and conditions of this Agreement;

NOW, THEREFORE, in consideration of the covenants, agreements, representations, and warranties contained in this Agreement, the parties hereto hereby agree as follows:

Article I. PURCHASE AND SALE OF ASSETS; PURCHASE PRICE; CLOSING

Section 1.01 Purchase and Sale of Assets. Subject to the terms and conditions of this Agreement, on the Closing Date (as defined herein) the Seller shall sell, transfer, convey, assign, and deliver to the Purchaser, and the Purchaser shall purchase, acquire, and accept from the Seller, the following assets, which more specifically constitute the Transferred Assets:

(a)	Working capital required to run the business of IQS. The specific amount of working capital to be conveyed will be calculated using the following formula: accounts receivable plus inventory minus accounts payable. The accounts receivable from the preceding sentence shall be calculated by multiplying days credit by daily revenue, while the accounts payable from the preceding sentence shall be calculated by multiplying days credit with the daily cost of sales.

(b)	All information exclusively related to the customers of IQS, including customer agreements, customer contact and account information, historical data for each customer including work logs, project notes, revenue, and refunds or adjustments.

(c)	A list containing the business name, contact name, business postal mailing address, telephone number and email contact address of each customer that previously used or presently uses IQS.

(d)	Seller’s IQS customer lists, lists or reports of agreements related exclusively to IQS and financial data related exclusively to IQS.

(e)	The registered trademarks and service marks, trademark and service mark applications, common law trademarks and service marks, logos, tag lines, Internet domains, URLs, domain names, and naming rights associated exclusively with IQS.

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(f)	IQS marketing collateral in published, electronic, digital or other form, which is deemed current and is in use prior to the Closing Date.

(g)	Fixed assets such as computers, servers and office furniture which are used by IQS personnel.

(h)	Any other assets material to the operation of IQS or which Seller exclusively uses for IQS, including but not limited to customer and prospect databases.

(i)	The lease(s) for the premises from which the principal business of IQS are provided, and the furniture therein.

(j)	Normal and customary accounts receivable from customers of IQS and certain accounts payable applicable to the cost of revenue to vendors other than vendors who are creditors pursuant to any type of commercial factoring agreement.

(k)	With respect to customers of IQS, any other information which, while not exclusively related to a customer of IQS, the Seller would in good faith believe a reasonable purchaser would or should want to know about an IQS customer. For example and not by way of limitation, if Seller is aware of an IQS customer which also uses Seller’s other assets outside of IQS, and the particular customer is in a material payment dispute (in excess of $10,000) with the Seller pertaining to goods or services provided by assets outside of IQS, Seller should share this information with Purchaser.

Section 1.02 Excluded Assets. Notwithstanding any other provision of this Agreement, the Seller shall retain and shall not transfer to Purchaser the following assets (the “Excluded Assets”):

(a)	Employment agreements between IQS and its employees, agents and consultants; and

(b)	Any assets used in the business of the Seller as currently conducted that do not relate to IQS (the “Seller’s Business”); and

(c)	Any credit card debt or unpaid expenses from prior periods; and

(d)	Any accounts payable not attributable to cost of revenue or debt incurred by operation of IQS (by way of example but without limitation, examples of accounts payable which are attributable to cost of revenue or debt incurred by operations, include recruiting subscription fees, office supplies, and professional services); and

(e)	Any debt prior to the Closing Date which arises from a factoring agreement.

Section 1.03 No Assumption of Liabilities or Obligations. Notwithstanding anything to the contrary in this Agreement, the Purchaser shall not assume any liabilities, other than liabilities arising after the date hereof in connection with any of the Transferred Assets (the “Assumed Liabilities”), including but not limited to accounts payable applicable to cost of revenue and nothing herein shall be construed as imposing any liability or obligation upon the Purchaser other than those specifically provided for herein.

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Section 1.04 Purchase Price.

(a)	The aggregate consideration for the Transferred Assets shall be 4.5 times the trailing twelve months (“TTM”) of EBITDA generated by the Transferred Assets as of the month end prior to the Closing Date, or October 31, 2019, reduced by a working capital shortfall adjustment, if any, as further described herein (collectively, this amount is hereafter referenced as the “Purchase Price”), payable to the Seller by the Purchaser as described in § 1.04(d).

(b)	The parties agree that as of October 31, 2019, TTM EBITDA is estimated to be [$315,048], and the Purchase Price as of the Effective Date is subsequently estimated to be [$1,417,717].

(c)	The Purchase Price may be increased or decreased, depending upon the valuation of the TTM EBITDA as confirmed by an independent valuation expert, and an appraisal of the Transferred Assets, as determined by the same independent valuation expert.

(d)	At the Closing, the existing debt owed by Vivos Holdings, LLC, a Virginia limited liability company (“VHLLC”), to Purchaser shall be reduced by the amount of the Purchase Price.

Article II. REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as otherwise set forth in the schedules attached to this Agreement by reference to specific sections of this Agreement (hereinafter collectively referred to as the “Disclosure Schedule”), the Seller represents and warrants to the Purchaser as set forth below:

Section 2.01 Organization and Good Standing. The Seller is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and is duly qualified to transact business as a foreign corporation and is in good standing in every jurisdiction in which the conduct of its business requires it to be so qualified.

Section 2.02 Authorization, etc. The Seller has full corporate power and authority to enter into this Agreement, all exhibits and schedules hereto, and all agreements contemplated herein (this Agreement and all such exhibits, schedules, and other agreements being collectively referred to herein as the “Acquisition Documents”), to perform its obligations hereunder and thereunder, to transfer the Transferred Assets, to carry out the transactions contemplated hereby and thereby, and the Seller’s shareholders’ approval of the consideration in the form of VHLLC’s debt to Purchaser being reduced by the amount of the Purchase Price has been obtained. The Board of Directors of the Seller, if required by its Certificate of Incorporation or its Bylaws, will authorize (i) the execution and delivery of this Agreement and the other Acquisition Documents, and (ii) the performance of its obligations hereunder and thereunder. This Agreement has been duly executed and delivered by the Seller and upon the execution and delivery of the remaining Acquisition Documents by a duly authorized officer of the Seller, the remaining Acquisition Documents will have been duly executed and delivered by the Seller, and this Agreement is and such other Acquisition Documents will be, upon due execution and delivery thereof, the legal, valid, and binding obligations of the Seller enforceable according to their terms, except (a) as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium general principle, or similar laws now or hereafter in effect relating to creditors’ rights; and (b) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding may be brought.

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Section 2.03 Title to Transferred Assets; Absence of Liens and Encumbrances. The Seller owns and has good and marketable title to all Transferred Assets, free and clear of all Liens, except for: (i) the Liens set forth on Schedule 2.03 under the caption “Liens”, (ii) Liens for current taxes not yet due and payable, and (iii) such other minor imperfections of title and encumbrances, if any, that do not, singly or in the aggregate, have a material adverse effect on the business operation of the Transferred Assets (a “Material Adverse Effect”) (collectively hereinafter referred to as the “Permitted Liens”). There is no material asset used by the Seller in its conduct of the Transferred Assets’ business which is not included within the Transferred Assets and which is not owned by the Seller or licensed to it pursuant to one of the licenses listed in Schedule 2.03 under a caption of “Licenses”.

Section 2.04 No Violation. None of (i) the execution and delivery of this Agreement or any of the other Acquisition Documents by the Seller, (ii) the performance by the Seller of its obligations hereunder or thereunder, (iii) the consummation of the transactions contemplated hereby or thereby after the Closing, will (A) violate any provision of the Certificate of Incorporation or By-Laws of the Seller; (B) violate, or be in conflict with, or constitute a default under or breach of, or permit the termination of, or cause the acceleration of the maturity of, any indenture, mortgage, contract, commitment, debt or obligation of the Seller, which violation, conflict, default, breach, termination or acceleration, either individually or in the aggregate with all other such violations, conflicts, defaults, breaches, terminations and accelerations, would have a Material Adverse Effect on the Transferred Assets; (C) except for the consent of Seller’s Board of Directors (if necessary) and consent by the shareholders of Seller and of VHLLC, require the consent of any other party to or result in the creation or imposition of any Lien upon any property or assets of the Seller or the Transferred Assets under any indenture, mortgage contract, commitment, debt or obligation of or to which the Seller is a party or by which the Seller is bound; (D) violate any statute, law, judgment, decree, order, regulation or rule of any court or governmental authority to which the Seller or the Transferred Assets is subject; or (E) result in the loss of any material license, privilege or certificate benefiting the Transferred Assets.

Section 2.05 Consents and Approvals of Governmental Authorities. No consent, approval, or authorization of, or declaration, filing, or registration with, any governmental or regulatory authority is required to be made or obtained by the Seller in connection with the execution, delivery, and performance of this Agreement or any of the other Acquisition Documents by the Seller.

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Section 2.06 Financial Statements.

(a)	The Seller has delivered to the Purchaser true and complete copies of Revenue and Expense summaries and ad management payables and receivables in spreadsheet form, pertaining to the business operations of the Transferred Assets covering the period July 2018 through October 2019 hereinafter referred to as the Seller’s “Financial Statements”. Seller’s Financial Statements, are set forth at Schedule 2.06. Seller certifies by signing this agreement that there are no audited financial statements and that the Seller’s Financial Statements provided in Schedule 2.06 accurately portray the financial condition and performance of IQS.

(b)	The Financial Statements are true and correct and fairly present the financial condition of the business operations of Seller’s Transferred Assets as of the respective dates thereof and the results of operations of the same for the periods then ended in accordance with a consistent set of accounting principles which would be accepted by any reasonable U.S. certified accountant.

Section 2.07 Absence of Certain Changes Pertaining to Transferred Assets. Since July 1, 2018, other than pursuant to the transactions contemplated herein, Seller has never permitted or allowed any of the following with respect to the Transferred Assets:

(a)	Any of the Transferred Assets to be subjected to any mortgage, pledge, security interest, conditional sale, or other title retention agreement, encumbrance, lien, easement, claim, right of way, warrant, option, or charge of any kind (individually and collectively hereinafter referred to as a “Lien”);

(b)	cancelled or compromised any debts, or waived or permitted to lapse, any material claims or rights, or sold, transferred, or otherwise disposed of any of the Transferred Assets or assets material to operation of the Transferred Assets;

(c)	transferred or granted any concessions, leases, licenses, or agreements with respect to or disposed of or permitted to lapse any rights to the use of any patent, registered trademark, servicemark, trade name, or copyright material to the business of the Seller’s Transferred Assets (all of which are listed on Schedule 2.07), or disposed of or disclosed to any person any material, trade secret, formula, process, or know-how not theretofore a matter of public knowledge;

(d)	paid, loaned, or advanced any amount to, or sold, purchased, transferred, or leased any properties or assets included within the Transferred Assets to or from, or entered into any agreement or arrangement with, any of its officers, directors, or employees, or any family member of any of its officers, directors, or employees, or any corporation or other entity controlled by, controlling, or under common control with it, or any partner, officer, director or employee of any such corporation or other entity, or any such individual’s family members;

(e)	introduced any material change with respect to the operation of the Transferred Assets’ business, including, without limitation, its method of accounting;

(f)	sold or otherwise disposed of, or entered into or agreed to enter into any agreement or other arrangement to sell or otherwise dispose of, any of the Transferred Assets, or rights or any agreement or other arrangement which requires the consent of any party to the transfer and assignment of any such assets, properties, or rights; or

(g)	agreed, whether in writing or otherwise, to take any action described in this § 2.07.

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Section 2.08. Litigation. Schedule 2.08 hereto sets forth all actions, claims, proceedings, and investigations (“Actions”), including without limitation Actions for personal injuries, products liability, or breach of warranty arising from products sold by the Seller, pending or threatened against the Seller, any properties or rights of the Seller (including, without limitation, the patents, trademarks, servicemarks, trade names, copyrights, technology, know-how, recipes, or processes listed in Schedule 2.07 hereto), or the transactions contemplated by this Agreement or any other Acquisition Document before any court, arbitrator, or administrative or governmental body. To the best knowledge of the Seller, no state of facts exists or has existed that would constitute grounds for the institution of any Action against the Seller or against any properties or rights of the Seller or the transactions contemplated by this Agreement or any other Acquisition Document. The Seller is not subject to any judgment, order, or decree entered in any lawsuit or proceeding that has materially adversely affected, or that can reasonably be expected to materially adversely affect, the transactions contemplated by this Agreement.

Section 2.09. Tax Returns and Payments. All of the tax returns and reports of the Seller or respecting the operations of the Seller required by law to be filed on or before the date hereof which relate to the Transferred Assets have been duly and timely filed and all taxes shown as due thereon have been paid. There are in effect no waivers of any applicable statute of limitations related to such returns. No liability for any tax will be imposed upon the Transferred Assets, with respect to any period before the Closing Date for which there is not an adequate reserve reflected in the balance sheet. The provisions of this § 2.09 shall include, without limiting the generality of this Section, all reports, returns, and payments due under all federal, state, or local laws or regulations relating to income, sales, use and withholding taxes, withholding obligations, unemployment insurance, Social Security, workers’ compensation, and other obligations of the same or of a similar nature. The Seller is not subject to any open audit related to the Transferred Assets in respect of its taxes, no deficiency assessment or proposed adjustment for taxes is pending, and the Seller has no knowledge of any liability, whether or not proposed, for any tax with respect to any period through the date hereof to be imposed upon any of the Transferred Assets for which there is not an adequate reserve reflected in its respective Balance Sheets.

Section 2.10. Contracts and Commitments.

(a) Schedule 2.10 hereto contains a complete list of each contract and commitment of the Seller that is material to the operations or financial condition of the Transferred Assets:

(i) all contracts or commitments, written or oral, with distributors, brokers, manufacturer’s representatives, sales representatives, service or warranty representatives, customers, and other persons, firms, or corporations engaged in the sale or distribution of the Seller’s products with respect to the Transferred Assets, including all IQS customer and vendor agreements; and

(ii) all other contracts and commitments material to the operations or financial condition of IQS as operated by Seller since July 1, 2018.

(b) At the Purchaser’s request, the Seller shall deliver or cause to be delivered to the Purchaser full and complete copies of the documents identified above.

(c) The Seller is not a party to any written agreement that would restrict it from carrying on any line of business anywhere in the world pertaining to the operations of the Transferred Assets.

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(d) Each of the contracts listed on Schedule 2.10 is valid and binding on the parties thereto, and each of the contracts binding on the Seller (whether or not listed on Schedule 2.10) has been entered into in the ordinary course of business, and none of the contracts binding on the Seller contains terms or conditions that are materially adverse to the Seller. Neither the Seller nor any other party is in default under or in breach or violation of, and the Seller has not received notice of any asserted claim of default by any other party under, or a breach or violation of, any of the contracts, agreements, and commitments described in this Section 2.10, including without limitation, any licensing or product or service supplier agreements with respect to the Transferred Assets.

Section 2.11. Distributors and Customers. To the Seller’s best knowledge, it enjoys good working relationships under all of its distributor, sales representative, and similar agreements necessary to the normal operation of the business of the Transferred Assets. The Seller has no knowledge or basis for knowledge that any customer or group of related customers (i.e., any customers who are directly or indirectly through one or more intermediaries under common control) of IQS or any distribution partner of IQS, who accounted for more than $10,000 in aggregate volume of gross sales of or payments to the Seller, has terminated or expects to terminate a material portion of its normal business with the Seller.

Section 2.12. Compliance with Laws. To the best of Seller’s knowledge, the Seller is not in violation of, has not been charged with any violation of, or is not under any investigation with respect to any charge concerning any violation of any requirements of local, state or federal law, where such violation either singly or in the aggregate with other violations would have a Material Adverse Effect on the Transferred Assets. To the best of Seller’s knowledge, the Seller is not in default with respect to any order, writ, injunction or decree of any court, agency or instrumentality which would affect the operations or reputation of the Transferred Assets.

Section 2.13. Disclosure of Confidential Information. The Seller has fully disclosed, or will disclose to the Purchaser, on or before the Closing Date, all processes, inventions, recipes, methods, formulas, plans, drawings, customer lists, secret information, and know-how (whether secret or not) known to it or in its possession that is used by the Seller to conduct the business of IQS.

Section 2.14. Absence of Undisclosed Liabilities. To the Seller’s knowledge, the Seller does not have any material debt, liability, or obligation of any nature or fixed, absolute, accrued, contingent, or otherwise attached to or affecting the Transferred Assets, except those which (i) are accrued or reserved against in the Financial Statements; (ii) have been specifically disclosed in the Disclosure Schedule hereto by reference to the specific section of this Agreement to which such disclosure relates; or (iii) have been incurred since September 30, 2018 in the ordinary course of business in amounts and for terms consistent, individually and in the aggregate, with the Seller’s past practice in the operations of the Transferred Assets.

Section 2.15. Disclosure. Except as otherwise expressly set forth herein, no representation or warranty by the Seller in this Agreement or any of the other Acquisition Documents (including, without limitation, the Disclosure Schedule), contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary to make the statements herein or therein not misleading. There is no fact known to the Seller that materially adversely affects, or that might in the future materially adversely affect, the operations, business, assets, properties, or condition, financial or otherwise, of the Transferred Assets that has not been set forth in this Agreement or the Disclosure Schedule.

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ARTICLE III. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller as set forth below:

Section 3.01. Corporate Organization, etc. The Purchaser is on the date hereof, and will be on the Closing Date, a corporation duly organized, validly existing, and in good standing under the laws of the Commonwealth of Virginia.

Section 3.02. Authorization, etc. The Purchaser has full corporate power and authority to enter into this Agreement and the other Acquisition Documents to which it is or will be a party, to perform its obligations hereunder and thereunder, and to carry out the transactions contemplated hereby and thereby. The Board of Directors of the Purchaser, if required by its Certificate of Incorporation or its Bylaws, will authorize (i) the execution and delivery of this Agreement and the other Acquisition Documents, and (ii) the performance of its obligations hereunder and thereunder. This Agreement has been duly executed and delivered by the Purchaser and, upon the execution and delivery of the remaining Acquisition Documents by a duly authorized officer of the Purchaser, the remaining Acquisition Documents will have been duly executed and delivered by the Purchaser, and this Agreement is, and such other Acquisition Documents will be, upon due execution and delivery thereof, the legal, valid, and binding obligations of the Purchaser, enforceable according to their terms (A) as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws now or hereafter in effect relating to creditors’ rights; and (B) that the remedy of specific enforcement and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 3.03. No Violation. None of (i) the execution and delivery of this Agreement or any other Acquisition Document by the Purchaser, (ii) the performance by the Purchaser of its obligations hereunder or thereunder, or (iii) the consummation of the transactions contemplated hereby or thereby will (A) violate any provision of the Certificate of Incorporation or Bylaws of the Purchaser; (B) violate, or be in conflict with, or permit the termination of, or constitute a default under or breach of, or cause the acceleration of the maturity of, any contract, debt, or other obligation of the Purchaser, which violation, conflict, default, breach, termination or acceleration, either individually or in the aggregate with all other such violations, conflicts, defaults, breaches, terminations, and accelerations, would have a material adverse effect on the business, assets, or financial condition of the Purchaser; or (C) to the best knowledge and belief of the Purchaser, violate any statute or law or any judgment, decree, order, regulation, or rule of any court or governmental authority to which the Purchaser is subject.

Section 3.04. Litigation. There is no action pending or, to the knowledge of the Purchaser, threatened against the Purchaser, or any properties or rights of the Purchaser, that questions or challenges the validity of this Agreement, nor any action taken or to be taken by the Purchaser pursuant hereto or thereto or in connection with the transactions contemplated hereby and the Purchaser does not know of any action, proceeding or investigation that may be asserted to question or challenge the validity of this Agreement.

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ARTICLE IV. OBLIGATIONS OF THE PARTIES

The Seller hereby covenants and agrees with the Purchaser and the Purchaser hereby covenants and agrees with the Seller that:

Section 4.01. Confidentiality. Before and after the Closing, each party to this Agreement shall, and shall cause its officers, accountants, counsel, and other authorized representatives and affiliated parties, to not use or disclose to any other party without the prior written consent of the other party, any information obtained from the other parties in connection with the transactions contemplated hereby, except such information may be used or disclosed (i) when required by any regulatory authorities or governmental agencies, (ii) if required by court order or decree or applicable law, (iii) if it is publicly available other than as a result of a breach of this Agreement, (iv) if it is otherwise contemplated herein, or (v) by the Purchaser from and after the Closing to the extent related to the Seller or the Transferred Assets.

ARTICLE V. CONDITIONS TO PURCHASER’S OBLIGATIONS

The obligation of the Purchaser under this Agreement to consummate the Closing on the Closing Date shall be subject to the satisfaction, on or before the Closing Date, of each of the following conditions:

Section 5.01. Representations and Warranties True. The representations and warranties of the Seller contained herein, in the other Acquisition Documents (including, without limitation, all schedules and exhibits hereto and thereto) and in all certificates and documents delivered by the Seller shall be true and accurate as of the Closing Date, except for changes permitted or contemplated by this Agreement.

Section 5.02. No Material Changes.

(a) No portion of the assets material to the operation of the Transferred Assets shall, after July 1, 2018, and before the Closing Date, be impaired, damaged, destroyed, or taken by condemnation, whether or not covered by any Insurance Policy.

(b) After July 1, 2018, and before the Closing Date, the Seller shall not have suffered or become bound by changes of any kind or nature that either individually or in the aggregate have a material adverse effect on its ability to continue the business operations of the Transferred Assets.

(c) No material adverse change in the business, assets, or financial condition of the Transferred Assets shall have occurred after July 1, 2018.

Section 5.03. Performance. The Seller shall have performed and complied in all material respects with all agreements, obligations, and conditions required by this Agreement or the other Acquisition Documents to be performed or complied with by them on or before the Closing Date.

Section 5.04. Consents. All filings with and consents from government agencies and third parties required to consummate the transactions contemplated hereby and by the other Acquisition Documents shall have been made or obtained, except to the extent that making any such filing or obtaining any such consent has been waived in writing by the Purchaser or the failure to obtain any such consent or make any such filing would not have a Material Adverse Effect on the transactions contemplated hereby or by the other Acquisition Documents.

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Section 5.05. Delivery of Closing Documents. The Seller shall have delivered, or caused to be delivered to the Purchaser, the documents and instruments described below.

(a) A copy of the resolutions adopted by the Board of Directors of the Seller, or by appropriate committees thereof, authorizing this Agreement and the other Acquisition Documents and the transactions contemplated hereby and thereby, if required by law, or the Seller’s Certificate of Incorporation or Bylaws, certified by the Secretary of the Seller;

(b) The scheduled documents, lists and information referenced herein; and

(c) The Bill of Sale, substantially in the form attached hereto as Exhibit A, shall each be executed by Seller and delivered to the Purchaser.

(d) A copy of the approval by shareholders of Seller to the consideration agreed to herein, consisting of a reduction of the existing debt owed by VHLLC to Purchaser, in the amount of the Purchase Price.

(e) A copy of the approval by shareholders of VHLLC to the consideration agreed to herein, consisting of a reduction of the existing debt owed by VHLLC to Purchaser, in the amount of the Purchase Price.

(f) Such other documents, instruments, or certificates as shall be reasonably requested by the Purchaser or its counsel.

ARTICLE VI. CONDITIONS TO SELLER’S OBLIGATIONS

The obligation of the Seller under this Agreement to consummate the Closing on the Closing Date shall be subject to the satisfaction, on or before the Closing Date, of each of the following conditions.

Section 6.01. Representations and Warranties True. The representations and warranties of the Purchaser contained herein, in the other Acquisition Documents (including, without limitation, all schedules and exhibits hereto and thereto), and in all certificates and documents delivered by the Purchaser, shall be true and accurate as of the Closing Date, except for changes permitted or contemplated by this Agreement.

Section 6.02. Performance. The Purchaser shall have performed and complied in all material respects with all agreements, obligations, and conditions required by this Agreement to be performed or complied with by it on or before the Closing Date.

Section 6.03. Closing Documents. The Purchaser shall have delivered or caused to be delivered to the Seller the documents and instruments described below.

(a) An executed copy of the Bill of Sale, substantially in the form attached hereto as Exhibit A.

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ARTICLE VII. CLOSING; CLOSING DATE

Section 7.01. Closing. The closing (the “Closing”) will be held at 1 p.m. Eastern time at the offices of Purchaser on December 5, 2019, or at such other time and place as the parties hereto may mutually agree upon in writing (the “Closing Date”), at which Closing the documents and instruments referred to in Articles V and VI hereof will be delivered by the parties.

ARTICLE VIII. CERTAIN POST-CLOSING COVENANTS

Section 8.01. Post-Closing Obligations. From and until December 31, 2019 (the “Transition Period”), the Seller shall:

(a) provide engineering, accounting or other reasonable assistance to the extent that is reasonably necessary to transfer the Transferred Assets to Purchaser, provided that the Seller shall not be responsible for any travel expenses associated with providing such services;

(b) continue to provide and pay for the server hosting and bandwidth necessary to operate the IQS business in the manner in which it has been operating to date;

Section 8.02. Publisher Relationships. The Seller shall use its commercially reasonable best efforts to provide introductions to and assistance to the Purchaser in establishing relationships with the customers listed on Schedule 8.02.

ARTICLE IX. INDEMNIFICATION

Section 9.01. Survival. Notwithstanding (i) the making of this Agreement, (ii) any examination made by or on behalf of the Parties hereto, and (iii) the Closing hereunder, (A) the representations and warranties of the Parties contained herein or in any certificate or other document delivered pursuant hereto or in connection herewith shall survive until the date that is eighteen months after the Closing Date; and (B) the covenants and agreements required to be performed after the Closing pursuant to any provision of this Agreement, including this Article IX, shall survive until fully performed or fulfilled. No action for indemnification pursuant to §§ 9.02(c) or 9.03(c) may be brought after the applicable expiration date, provided, however, that if before such date one Party hereto has notified the other Party hereto of a claim for indemnity hereunder (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance herewith.

Section 9.02. Indemnification by the Seller. The Seller, its successors, and assigns shall indemnify and hold the Purchaser and its successors and assigns harmless in respect of any and all claims, losses, damages, liabilities, and expenses (including, without limitation, settlement costs and legal, accounting, and other expenses in connection therewith) (collectively, the “Damages”) incurred by the Purchaser and its successors and assigns in connection with each and all of the following:

(a) Any claim by any person or other entity for any broker’s or finder’s fee or similar fee charged for commission that arises from any action, statement, or commitment made by the Seller or its agents.

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(b) Any breach or other failure to perform any covenant, agreement, or obligation of the Seller contained in this Agreement, any other Acquisition Document or any other instrument, including all certificates, contemplated hereby or thereby.

(c) Any breach of any representation or warranty by the Seller contained in this Agreement, any other Acquisition Document or any other instrument, including all certificates, contemplated hereby or thereby.

(d) The failure of Seller to refund any customer identified on Schedule 9.02 as one of the top 20 customers of the Transferred Assets, amounts due, over a bona fide dispute, within 60 days of the Closing Date. The Seller agrees that Purchaser will be damaged in the relationship between Purchaser and such customer. Seller agrees that upon Purchaser’s written demand, Seller shall promptly tender the disputed payment to the customer to help Purchaser maintain its relationship with the customer.

(e) Any damages with respect to taxes based on or arising from the income, assets, capital, or operations of the Transferred Assets which were incurred prior to the Closing date and not disclosed to Purchaser.

(f) Any breach or other failure to perform fully before the Closing Date any agreement that is required to be disclosed pursuant to § 2.10(a) hereof.

(g) Any damages (including, without limitation, costs of investigation, corrective action, economic loss, settlement, interest accruing on recoverable amounts, penalties, and attorneys’ fees) accruing to the Purchaser or the Transferred Assets from the operations of the Transferred Assets, before the Closing Date.

(h) Any liability to employees or to third parties for personal injury or death or damage to property arising out of or occurring in connection with products sold or services rendered by the Transferred Assets on or before the Closing Date in excess of, not covered by, and not deductible from the Purchaser’s insurance policies.

Section 9.03. Indemnification by the Purchaser. The Purchaser and its successors and assigns shall indemnify the Seller and its successors and assigns in respect of any and all Damages incurred by the Seller and its successors and assigns in connection with each and all of the following:

(a) The claim by any person for any broker’s or finder’s fee or similar fee charged for commission that arises from any actions, statements, or commitments made by the Purchaser or its agents or Affiliates.

(b) The breach or other failure to perform any covenant, agreement, or obligation of the Purchaser contained in this Agreement or any other Acquisition Document or any other instrument, including all certificates contemplated hereby or thereby.

(c) Any breach of any representation or warranty by the Purchaser contained in this Agreement or any other Acquisition Document or any other instrument, including all certificates, contemplated hereby or thereby.

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Section 9.04. Notice and Defense of Claim. Except for any claim by Purchaser pursuant to § 9.02(d), whenever any claim shall arise for indemnification hereunder, the party entitled to indemnification (the “Indemnified Party”) shall provide written notice to the other party (the “Indemnifying Party”) within sixty (60) days of becoming aware of the right to indemnification and, as expeditiously as possible thereafter, the facts constituting the basis for such claim. In connection with any claim giving rise to indemnity hereunder, resulting from or arising out of any claim or legal proceeding by a person who is not a party to this Agreement, the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party, may assume the defense of any such claim or legal proceeding with counsel reasonably satisfactory to the Indemnified Party. The Indemnified Party shall be entitled to participate in the defense of any such action, with its counsel and at its own expense. If the Indemnifying Party does not assume the defense of any such claim or litigation resulting therefrom, the Indemnified Party may, but shall not be obligated to, defend against such claim or litigation in such manner as it may deem appropriate including, but not limited to, settling such claim or litigation, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate and no action taken by the Indemnified Party in accordance with such defense and settlement shall relieve the Indemnifying Party of its indemnification obligations herein provided with respect to any Damages resulting therefrom. Any claim by Purchaser for indemnification pursuant to § 9.02(d) which concerns Seller’s failure to refund a key customer may be made within two (2) days of Purchaser becoming aware of the right to indemnification, and Seller shall tender payment as described § 9.02(d) rather than requiring payment following a legal action or other proceeding.

Section 9.05. Limitations of Liability. IN NO EVENT SHALL THE SELLER OR THE PURCHASER BE LIABLE HEREUNDER FOR EXEMPLARY, INDIRECT OR CONSEQUENTIAL DAMAGES. Notwithstanding anything to the contrary in this Article IX, no indemnifying Party under §§ 9.02 or 9.03 shall incur costs, expenses or indemnity payments (collectively, “Costs”) which in the aggregate exceed $100,000.00.

ARTICLE X. OTHER AGREEMENTS

Section 10.01. Amendment and Modification; Waiver of Compliance. Subject to the applicable law, this Agreement may be amended, modified, and supplemented only by written agreement signed by the Purchaser and the Seller. Any failure by any party to this Agreement to comply with any obligation, covenant, agreement, or condition contained herein may be expressly waived in writing by the other parties hereto, but such waiver or failure to insist upon strict compliance shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in a manner consistent with the requirements for a waiver of compliance as set forth in this § 10.01.

Section 10.02. Fees and Expenses. Except as otherwise provided herein, each of the Parties hereto will pay its own fees and expenses (including attorneys’ and accountants’ fees, legal costs, and expenses) incurred in connection with this Agreement, the other Acquisition Documents, and the consummation of the transactions contemplated hereby and thereby.

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Section 10.03. Notices. All notices, requests, demands, and other communications required or permitted hereunder shall be in writing and shall be deemed to have been given if delivered by hand, overnight courier, or mailed certified or registered mail with postage prepaid as follows:

(a) If to the Purchaser, to:

Nick Tsahalis CEO Maslow Media Group, Inc.
22 Baltimore Road Rockville, MD 20850

With a copy to (which shall not constitute notice):

Michael R. Geroe, Esq.
Anthony, L.G., PLLC
625 N. Flager Drive, Suite 600
West Palm Beach, FL 33402

(b) If to the Seller, to:

_________________________ _________________________ _________________________ _________________________

Section 10.04. Public Announcements. Purchaser may make a general public announcement, including use of Seller’s name and logo, about acquiring the Transferred Assets, without revealing any financial details of the transaction or any other details set forth in this Agreement; Seller shall reasonably cooperate with Purchaser’s effort to issue such a public announcement, including providing a quote for use in the public announcement. Other than this general public announcement by Purchaser, neither Party shall issue any announcement or provide any information to the public (whether through email, blog post, traditional media or otherwise) which reveals the financial details or other details of this Agreement, without the prior written permission of the other Party; such permission shall not be unreasonably withheld, conditioned or delayed. In addition, Seller’s employees, officers, directors and authorized agents or representatives shall be instructed in writing by Seller to cease and desist from making disparaging public comments about the Transferred Assets or Purchaser, and Seller shall tender to Purchaser a copy of such instructions and a list of whom the same were delivered.

Section 10.05. Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interest, or obligations hereunder shall be assigned by any Party hereto without the prior written consent of the other Party.

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Section 10.06. Governing Law. This Agreement and the legal relations between the Parties hereto shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia. Any interpretation of this Agreement or dispute arising directly or indirectly out of this Agreement shall be solely and exclusively resolved by the state or federal courts located in Alexandria, Virginia and the parties hereto agree to submit to the personal jurisdiction of such courts and shall not allege that such venue is inconvenient or inappropriate.

Section 10.07. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or electronically scanned signatures shall have the same force and effect as original signatures.

Section 10.08. Headings. The headings contained in this Agreement are inserted for convenience only and shall not constitute a part hereof.

Section 10.09. Entire Agreement. This Agreement, including the Disclosure Schedule, the exhibits hereto, and other documents referred to herein which form a part hereof, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein and supersede all prior agreements and understandings between the parties with respect to such subject matter, including, by way of illustration and not by limitation, any term sheet agreed to by the parties hereto prior to the date hereof. There are no restrictions, promises, warranties, covenants, or undertakings other than those expressly set forth or referred to herein.

Section 10.10. Definitional Provisions. All terms defined in this Agreement shall have such defined meanings when used in any exhibit, schedule, or any certificate or other document made or delivered pursuant hereto or thereto, unless otherwise defined therein.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the day and year first above stated.

VIVOS HOLDINGS INC., a Delaware Corporation		MASLOW MEDIA GROUP, INC., a Virginia corporation

By:	/s/	By:	/s/ Nick Tsahalis
Name:		Name:	Nick Tsahalis
Title:		Title:	Chief Executive Officer

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Exhibit A

Bill of Sale

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TABLE OF SCHEDULES

2.03 – Schedule of permitted Liens and Licenses/Permits

2.06 – Seller’s Financial Statements

2.07 – List of intellectual property transferred with the Transferred Assets

2.08 – List of Litigation affecting Seller

2.10 – List of Contracts

8.02 – Existing Customers

9.02 – Top 20 Customers

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